Filed Pursuant To Rule 433
Registration No. 333-167132
August 27, 2010
Transcript of Interview posted on Business News Network August 26, 2010 with Jason Toussaint of the World Gold Council Gold Demand – Parts One & Two
PART 1
MR. ANDREW BELL: World Gold Council says demand for the yellow metal will remain robust in 2010. What’s behind the shiny outlook? Jason Toussaint is Managing Director of U.S. for the World Gold Council. He joins us from New York.

Jason, I’ve just been reading your report on Q2 demand. One of the things that’s amazing really is the surge in demand in buying for investment purposes in Europe.
MR. JASON TOUSSAINT: Absolutely. There’s no doubt that this was an exceptional quarter: 1,050 tons compared to the same quarter last year, a 36% increase is absolutely astounding. It’s one of the strongest quarters, in fact, in the past five years.

Within the investment sector, I think what you just noted is quite important as well is the reemergence of the European retail investors preferring physical bars and coins has reemerged literally from out of nowhere over the past two years, and they accounted for 80 tons in the past quarter.

Just by way of comparison, for the five-year period coming into 2008, European retail investors were less than 10 tons per year. So this is an exceptionally strong quarter for sure.
MR. BELL: It’s the Germans and Swiss. I guess they’re the ones with the money usually, but not people in Italy and Spain or Greece, which are very troubled.
MR. TOUSSAINT: Well I think it’s important to note that, as you’ve just said, Germany and Switzerland are very popular purchasing places for buying the physical metal because it’s traditionally been a very efficient market. However, it is important to keep in mind that there are many people who visit those places, purchase there, and then bring the metal back to their home countries.
MR. BELL: Why do they do that? Because they’re set up to sell retail bars?
MR. TOUSSAINT: They are. It could be a preference. There may be more selection. It’s kind of the international crossroads in the European market particularly in the case of Switzerland and similarly in Germany.
MR. BELL: Can you give me a rough idea? If I go in and buy a bar in Germany, what denomination would I typically buy and what kind of a premium over the actual gold price would I typically pay? Is it a fat premium I have to pay?
MR. TOUSSAINT: I think it’s a fairly efficient market. I think there are, again kind of coming to the reason why Germany is so strong—there is a very liquid two-way market, and of course price discovery in terms of where the spark [phonetic] [background noise] gold price at any point in time is lingering, is very easy to ascertain.

Let’s not forget that in the European market there has been a very strong history of buying physical bars and coins, and it’s reemerging. It’s not forgotten knowledge. So there is wise investors out there.
MR. BELL: On the supply side, you quote this amazing statistic that we’re still down, world mine output of gold is lower than it was in late 2005. They just can’t find the stuff anymore it seems.
MR. TOUSSAINT: Correct. There’s a couple of factors going on there. In terms of existing mines, we see a general degrade in the ore quality coming out of the ground as well. So the yield per ton of stone brought to the surface is yielding less ounces. That’s one issue. The other is, against the backdrop of essentially exploding exploration budgets, it is, to your point, getting more and more difficult to find. So the bottom line is that the easy gold or the easy mineable gold is far gone.
MR. BELL: We critics of the gold mining industry saying “Look, they’re mining dust. They’re crushing mountains to get the stuff and it’s getting more and more destructive.” That’s got to be a worry for people in the industry.
MR. TOUSSAINT: Well I think the majority of gold mines, there are, of course, different types of gold mining operations. If we look at South Africa, for instance, many of these mines have a fairly small footprint on the surface, yet go 2-1/2 to 3+ km straight down into the earth. So it’s not necessarily like other mining activities for other metals and minerals which are known to be very destructive. Gold mining, I think, generally compared to those is much more efficient.
MR. BELL: Yeah. Well, okay, we will get into a big argument about this. Yeah. Interesting though that China is a huge producer. You know, we don’t really—it’s the world’s number one gold producer, and we don’t really hear much about it.
MR. TOUSSAINT: Absolutely. I think the reason is because a lot of the gold mining in China is going to meet domestic supply. So there are limited amounts coming out of China onto the international markets because there is vast demand, as we know, from domestic Chinese investors as well as incremental jewelry purchases.
MR. BELL: Now do you guys buy into the thesis that kind of gold bugs like to espouse that paper money is just losing its cache; people are worried about governments just cranking up the printing press to get rid of these huge debts?
MR. TOUSSAINT: Yeah, that’s an interesting point. I don’t think there is one investment thesis that is the best. There is no doubt across the world—and we saw this recently—the hiccups in Europe with concerns about the future of the Euro in the Euro zone—currency as well as sovereign debt crisis. There is real concern about the printing of vast amounts of currencies by many regimes around the world, and I think this has brought gold back onto the radar screen for many investors who may have not been looking at gold, for sure.
MR. BELL: IN the past we’ve seen when gold prices went up, we’ve seen a lot of melting down of gold, and you talk about that in your latest report, but has there been a flood of this recycled secondhand gold coming onto the market?

MR. TOUSSAINT: In terms of flood, I wouldn’t necessarily use that term, particularly in this past quarter; however, it is important to note that the recycled gold market, in terms of tonnage coming back onto the market, is more correlated with the volatility of the gold price than it is with the absolute gold level at any point in time. And it’s the same relationship with gold jewelry purchases, for instance. There’s a fairly strong correlation if the price is shooting up positively, a major positive correlation, there is a requisite slowdown in gold purchases. When people get more comfortable with a particular range where gold is trading over a monthly basis, then they tend to come back into the market.

I think we, obviously depending upon where the gold price is, is headed from here, but I think in terms of the recent surge in scrap coming back onto the market, we may have seen the peak, but time will tell.
MR. BELL: Coming up, Jason has kindly agreed to stick with us because we’re going to be dissecting the gold ETF boom, second quarter saw that massive inflow of gold into ETFs. We’re going to talk about the sometimes controversial impact of ETFs on the industry next.
PART 2
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MR. BELL: We’re back with Jason Toussaint of the World Gold Council. One thing, of coarse, standing out from the Council’s Q2 Report, Gold ETF investment increased by a whopping 400%. People are pouring money into these—basically, they’re like mutual funds—that trade on the stock exchange, but they hold all kinds of gold. Jason now knows this industry, this product, intimately. He’s also CEO of World Gold Trust Services, which is the sponsor of the gigantic Spider Gold Trust. It’s worth more than 50 billion dollars.

Jason, thanks so much for coming back. I wanted to ask you, some critics of Gold ETFs have said, look, it’s really unfair on gold mining companies. They can’t attract capital anymore. What do you think? Is it distorting the investment picture that way?
MR. TOUSSAINT: I don’t think so. This question does come up a lot from the investors we do speak to, about the relative merits of buying gold mining companies versus the physical metal itself. And I think what the marketplace is telling us is that there is a place for both in their portfolios.

I think it is important to note, however, that in periods of real crisis—certainly if we look at 2008 where global equity markets returned negative 50+ percent in one year—gold, physical gold, was one of the only asset classes that not only held its value, but provided positive return in the midst of that storm. More importantly, gold mining equities during that period of time where, basically, swept out with the rest of the sellout of the equity market.
MR. BELL: Now we just had Christopher Eccelstone on commodities, and he’s an analyst. He’s with Whole Garden. He’s says that this could turn into a lobster trap for investors.

What does he mean? He says if you look at this 50 billion-dollar spider, gold ETF, if this thing shrinks 20% because of redemptions or whatever, that’s going to mean 10 billion dollars worth of gold dumped on the market. Couldn’t that turn into a self fulfilling route in the gold price?
MR. TOUSSAINT: Yeah, I think it could. However, we need to think of that amount of tonnage, not with regard to one product, but investors in gold. Could investors turn negative on gold? Absolutely, as they could with any other asset class. So I don’t necessarily agree that the size of any one particular investment product causes any issue in the marketplace.

In addition, I think it is important to note that ETFs are just one investment vehicle. Of course, we have the bar and coin market, and medallion market that is quite popular. It’s been around for thousands of years. Many investors, as we discussed earlier, in Europe, for instance, are turning the physical spot, metal itself, not necessarily the ETFs, so there’s no one size fits all for all types of investors, for sure.
MR. BELL: I’m sorry to harp on, but I mean, we’re looking at a chart now that shows the fantastic growth of gold ETFs. And I mean, this is something new. We haven’t seen this before, I mean, in the past decade or so, gold ETFs have come. So we are, kind of, in unknown territory here, aren’t we?
MR. TOUSSAINT: Yeah, I would absolutely agree. I think the key, though, to remember is that the ETFs have only been around for about five and a half years. The SPDR Gold Shares was launched in late November 2004. So in the history, in the grand scheme of things, these are relatively new products.

The biggest change though, however, to note is that these ETFs caused a paradigm shift in the view towards gold as an asset class. So gold has shifted from one of a safe harbor investment more to a strategic portfolio asset class that investors are more comfortable with for holding for the long term. That is the underlying fundamental here.
MR. BELL: Now could you just tell us—you guys are sitting on about 50 billion dollars worth of gold. Do you actually hold it, despite our GLD? Do you actually hold it in a vault or where is the gold physically?
MR. TOUSSAINT: The gold is held physically in one vault in London by HSBC and the bullion is in allocated form held in the form of 400-ounce London good delivery bars in conformance with the London bouillon market association standards.
MR. BELL: So it’s actually there, physically? It’s not, like, tied up in a derivative contract or anything like that?
MR. TOUSSAINT: No, that is correct. It is physically there, unencumbered, in allocated form. It is audited twice a year by a company called Inspectorate that enters the vault and physically handles each of the bars once per year, and confirms the markings and stamps on each bar versus the custodians records.
MR. BELL: We’re almost out of time. Could you just remind us, what’s the mechanism by which this giant ETF shrinks and enlarges?
MR. TOUSSAINT: In terms of creation redemption?

MR. BELL: Yeah.
MR. TOUSSAINT: Right. Okay. There are a number of broker dealers called authorized participants and they deal directly with the trust in units called creation units, which is a certain number of GLD shares, in this case. They will put an order in to create shares and then settle gold in London with HSBC on trade date plus two. On the settlement date T plus three, HSBC will move that bouillon from unallocated form into allocated bars.

Once that allocation process is complete, they will send note to Bank of New York, who is the trustee for SPDR Gold Shares and they will release those shares onto the marketplace. So at no time are there shares of GLD floating in the marketplace that are not physically 100% backed by physical metal.
MR. BELL: Jason, we’re almost out of time. I hope you don’t mind me asking this. Personally, I’m old school. I buy gold mining shares. How do you hold your own gold, if you don’t mind me asking?
MR. TOUSSAINT: I have some physical, and I also own some gold mining shares.
MR. BELL: So you’re hedging your bet?
MR. TOUSSAINT: Indeed.
MR. BELL: Jason, thanks very much indeed for joining us and giving us that insight today.
MR. TOUSSAINT: My pleasure. Thank you very much.
MR. BELL: Jason Toussaint, U.S. Managing Director for the World Gold Council, and CEO of World Gold Trust Services, which is the sponsor of GLD, that giant gold ETF, worth more than 50 billion dollars.

Just before we go, a reminder, every Friday, you know how we spend the last five minutes or so of the show, looking at your commodities emails. Get in touch with us, commodities at bnn.ca. We like to hear about everything, stocks, ETFs, futures, controversies. Get your emails in. We look forward to hearing from you. Thanks very much for watching Commodities Today. We will be back tomorrow at 11:30 Eastern, 8:30 Pacific. Have a great day in the markets, everybody.

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